Exhibit 99.2
ASML — Summary U.S. GAAP Consolidated Statements of Operations1,4

	Three months ended,
(in thousands EUR, except per share data)	Apr 1, 2007		Mar 30, 2008

Net system sales	847,376		819,986
Net service and field option sales	101,295		99,222

Total net sales	948,671		919,208

Cost of sales	556,853		545,583

Gross profit on sales	391,818		373,625

Research and development costs, net of credits	116,442		128,259
Amortization of in process R&D	23,148		—
Selling, general and administrative costs	56,330		57,328

Income from operations	195,898		188,038

Interest income	10,260		4,203

Income from operations before income taxes	206,158		192,241

Provision for income taxes	(53,483)		(47,118)

Net income	152,675		145,123

Basic net income per ordinary share	0.32		0.34
Diluted net income per ordinary share	0.31	[2,3]	0.33	[3]

Number of ordinary shares used in computing per share amounts (in thousands):
Basic	473,573		431,600
Diluted	502,613	[2,3]	434,959	[3]
ASML — Ratios and Other Data1,4

	Three months ended,
	Apr 1, 2007	Mar 30, 2008

Gross profit as a % of net sales	41.3	40.6
Income from operations as a % of net sales	20.6	20.5
Net income as a % of net sales	16.1	15.8
Shareholders’ equity as a % of total assets	53.3	44.5
Income taxes as a % of income before income taxes	25.9	24.5
Sales of systems total (in units)	77	50
ASP of systems sales (EUR million)	11.0	16.4
Value of backlog systems total (EUR million)	2,163	1,167
Backlog systems total (in units)	148	65
ASP of backlog systems (EUR million)	14.6	18.0
Value of bookings systems total (EUR million)	911	312
Net bookings total (in units)	62	26
ASP of bookings systems (EUR million)	14.7	12.0
Number of employees	5,975	6,765

ASML — Summary U.S. GAAP Consolidated Balance Sheets1,4

(in thousands EUR)	Dec 31, 2007	Mar 30, 2008

ASSETS
Cash and cash equivalents	1,271,636	1,397,144
Accounts receivable, net	637,975	741,515
Inventories, net	1,102,210	1,152,010
Deferred tax assets short-term	73,019	71,031
Other current assets	234,529	267,586

Total current assets	3,319,369	3,629,286

Deferred tax assets long-term	141,032	135,836
Other assets	59,991	85,700
Goodwill	128,271	119,717
Other intangible assets, net	38,195	32,507
Property, plant and equipment, net	380,894	401,359

Total assets	4,067,752	4,404,405
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities	1,321,442	1,562,261
Deferred tax and other liabilities	245,415	261,507
Other deferred liabilities	7,936	7,170
Other long-term debt	602,016	615,313

Total liabilities	2,176,809	2,446,251
Shareholders’ equity	1,890,943	1,958,154

Total liabilities and shareholders’ equity	4,067,752	4,404,405
ASML — Summary U.S. GAAP Consolidated Statements of Cash Flows1,4

	Three months ended,
(in thousands EUR)	Apr 1, 2007	Mar 30, 2008

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	152,675	145,123
Depreciation and amortization	53,362	30,576
Change in tax assets and liabilities	18,742	21,797
Change in assets and liabilities	(53,011)	65,186

Net cash provided by operating activities	171,768	262,682
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property, plant and equipment	(35,789)	(55,032)
Proceeds from sale of property, plant and equipment	4,306	1,103
Acquisition of subsidiary (net of cash acquired)	(188,011)	—

Net cash used in investing activities	(219,494)	(53,929)
CASH FLOWS FROM FINANCING ACTIVITIES:
Purchase of shares in conjunction with conversion rights of bond holders and stock options	(156,253)	(87,603)
Net proceeds from issuance of shares and stock options	12,815	6,542
Excess tax benefits from stock options	627	2
Redemption and/or repayment of debt	(234)	—

Net cash used in financing activities	(143,045)	(81,059)

Net cash flows	(190,771)	127,694
Effect of changes in exchange rates on cash	(1,874)	(2,186)

Net increase (decrease) in cash & cash equivalents	(192,645)	125,508

ASML — Quarterly Summary U.S. GAAP Consolidated Statements of Operations1,4

	Three months ended,
	Apr 1,	Jul 1,	Sep 30,	Dec 31,	Mar 30,
(in millions EUR)	2007	2007	2007	2007	2008

Net system sales	847.4	825.8	843.2	834.8	820.0
Net service and field option sales	101.3	104.4	91.2	120.1	99.2

Total net sales	948.7	930.2	934.4	954.9	919.2

Cost of sales	556.9	546.9	549.4	565.3	545.6

Gross profit on sales	391.8	383.3	385.0	389.6	373.6

Research and development costs, net of credits	116.5	120.3	120.1	129.3	128.3
Amortization of in process R&D	23.1	—	—	—	—
Selling, general and administrative costs	56.3	56.4	56.0	56.9	57.3

Income from operations	195.9	206.6	208.9	203.4	188.0

Interest income	10.3	8.1	9.5	5.5	4.2

Income from operations before income taxes	206.2	214.7	218.4	208.9	192.2

Provision for income taxes	(53.5)	(55.2)	(52.1)	(8.1)	(47.1)

Net income	152.7	159.5	166.3	200.8	145.1
ASML — Quarterly Summary Ratios and other data1,4

	Three months ended,
	Apr 1,	Jul 1,	Sep 30,	Dec 31,	Mar 30,
	2007	2007	2007	2007	2008

Gross profit as a % of net sales	41.3	41.2	41.2	40.8	40.6
Income from operations as a % of net sales	20.6	22.2	22.4	21.3	20.5
Net income as a % of net sales	16.1	17.1	17.8	21.0	15.8
Shareholders’ equity as a % of total assets	53.3	47.3	35.7	46.5	44.5
Income taxes as a % of income before income taxes	25.9	25.7	23.9	3.9	24.5
Sales of systems total (in units)	77	69	59	55	50
ASP of system sales (EUR million)	11.0	12.0	14.3	15.2	16.4
Value of backlog systems total (EUR million)	2,163	1,745	1,769	1,697	1,167
Backlog systems total (in units)	148	109	90	89	65
ASP of backlog systems (EUR million)	14.6	16.0	19.7	19.1	18.0
Value of booking systems total (EUR million)	911	399	857	803	312
Net bookings total (in units)	62	30	40	54	26
ASP of bookings systems (EUR million)	14.7	13.3	21.4	14.9	12.0
Number of employees	5,975	6,213	6,403	6,582	6,765

ASML — Summary U.S. GAAP Consolidated Balance Sheets1,4

	Apr 1,	Jul 1,	Sep 30,	Dec 31,	Mar 30,
(in millions EUR)	2007	2007	2007	2007	2008

ASSETS
Cash and cash equivalents	1,463.2	2,299.2	2,445.2	1,271.6	1,397.1
Accounts receivable, net	648.6	567.8	611.7	638.0	741.5
Inventories, net	906.7	972.9	1,021.2	1,102.2	1,152.0
Deferred tax assets short-term	140.9	131.8	131.3	73.0	71.1
Other current assets	169.6	183.7	214.2	234.6	267.6

Total current assets	3,329.0	4,155.4	4,423.6	3,319.4	3,629.3

Deferred tax assets long-term	179.0	203.0	143.5	141.0	135.8
Other assets	37.4	43.0	39.9	60.0	85.7
Goodwill	141.7	140.2	133.4	128.3	119.7
Other intangible assets, net	52.9	49.7	44.2	38.2	32.5
Property, plant and equipment, net	288.5	313.5	343.3	380.9	401.4

Total assets	4,028.5	4,904.8	5,127.9	4,067.8	4,404.4
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities	1,230.0	1,331.2	2,391.5	1,321.4	1,562.3
Deferred tax and other liabilities	260.0	273.6	248.3	245.4	261.5
Other deferred liabilities	9.5	8.2	8.2	8.0	7.1
Convertible subordinated debt	380.0	380.0	44.5	—	—
Other long-term debt	1.3	593.8	604.0	602.0	615.3

Total liabilities	1,880.8	2,586.8	3,296.5	2,176.8	2,446.2
Shareholders’ equity	2,147.7	2,318.0	1,831.4	1,891.0	1,958.2

Total liabilities and shareholders’ equity	4,028.5	4,904.8	5,127.9	4,067.8	4,404.4

ASML — Summary U.S. GAAP Consolidated Statements of Cash Flows1,4

	Three months ended,
	Apr 1,	Jul 1,	Sep 30,	Dec 31,	Mar 30,
(in millions EUR)	2007	2007	2007	2007	2008

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	152.7	159.5	166.3	200.8	145.1
Depreciation and amortization	53.4	24.1	28.0	29.8	30.6
Change in tax assets and liabilities	18.7	10.8	(5.3)	(0.6)	21.8
Change in assets and liabilities	(53.0)	63.0	(20.0)	(157.9)	65.2

Net cash provided by operating activities	171.8	257.4	169.0	72.1	262.7
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property, plant and equipment	(35.8)	(39.7)	(49.7)	(54.0)	(55.0)
Proceeds from sale of property, plant and equipment	4.3	9.9	1.7	3.3	1.1
Acquisition of subsidiary (net of cash acquired)	(188.0)	—	—	—	—

Net cash used in investing activities	(219.5)	(29.8)	(48.0)	(50.7)	(53.9)
CASH FLOWS FROM FINANCING ACTIVITIES:
Capital repayment	—	—	—	(1,011.9)	—
Purchase of shares in conjunction with conversion rights of bond holders and stock options	(156.3)	—	—	(203.6)	(87.6)
Net proceeds from issuance of shares and stock options	12.8	15.0	29.1	30.7	6.5
Net proceeds from issuance of bonds	—	593.8	—	—	—
Excess tax benefits from stock options	0.6	0.1	0.2	0.2	—
Redemption and/or repayment of debt	(0.2)	(0.1)	(1.5)	(7.8)	—

Net cash provided by (used in) financing activities	(143.1)	608.8	27.8	(1,192.4)	(81.1)

Net cash flows	(190.8)	836.4	148.8	(1,171.0)	127.7
Effect of changes in exchange rates on cash	(1.9)	(0.4)	(2.8)	(2.6)	(2.2)

Net increase (decrease) in cash & cash equivalents	(192.7)	836.0	146.0	(1,173.6)	125.5

ASML — Notes to the Summary U.S. GAAP Consolidated Financial Statements
Basis of Presentation
ASML follows accounting principles generally accepted in the United States of America (“U.S. GAAP”). Further disclosures, as required under U.S. GAAP in annual reports, are not included in the summary consolidated financial statements. Unless stated otherwise, the accompanying consolidated financial statements are stated in thousands of euros (‘EUR’).
Principles of consolidation
The consolidated financial statements include the accounts of ASML Holding N.V. and all of its majority-owned subsidiaries. Subsidiaries are all entities over which ASML has the power to govern the financial and operating policies generally accompanying a shareholding of more than one half of the voting rights. All intercompany profits, balances and transactions have been eliminated in the consolidation.
Use of estimates
The preparation of ASML’s consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities on the balance sheet dates and the reported amounts of revenue and expense during the reported periods. Actual results could differ from those estimates.
Recognition of revenues
ASML recognizes revenue when all four revenue recognition criteria are met: persuasive evidence of an arrangement exists; delivery has occurred or services have been rendered; seller’s price to the buyer is fixed or determinable; and collectibility is reasonably assured. At ASML, this policy generally results in revenue recognition from the sale of a system upon shipment. The revenue from the installation of a system is generally recognized upon completion of that installation at the customer site. Each system undergoes, prior to shipment, a “Factory Acceptance Test” in ASML’s clean room facilities, effectively replicating the operating conditions that will be present on the customer’s site, in order to verify whether the system will meet its standard specifications and any additional technical and performance criteria agreed with the customer. A system is shipped, and revenue recognized, only after all specifications are met and customer sign-off is received or waived. Although each system’s performance is re-tested upon installation at the customer’s site, ASML has never failed to successfully complete installation of a system at a customer’s premises.
For arrangements containing multiple elements, the revenue relating to the undelivered elements is deferred at estimated fair value until delivery of these elements. Revenue from installation services and service contracts provided to our customers is initially deferred and is recognized when the installation is completed and, in case of service contracts, over the life of those contracts. Revenue from extended and enhanced warranties is recognized in income on a straight-line basis over the contract period. The costs of providing services under extended and enhanced warranties are recognized when they occur.

ASML — Reconciliation U.S. GAAP — IFRS1,4

Net income	Three months ended,
(in thousands EUR)	Apr 1, 2007	Mar 30, 2008

Net income under U.S. GAAP	152,675	145,123
Share-based payments (see Note 1)	122	(762)
Capitalization of development costs (see Note 2)	22,682	21,681
Convertible subordinated notes (see Note 3)	(2,176)	—
Income taxes (see Note 4)	(7,648)	418

Net income under IFRS	165,655	166,460
Shareholders’ equity

	Apr 1,	Jul 1,	Sep 30,	Dec 31,	Mar 30,
(in thousands EUR)	2007	2007	2007	2007	2008

Shareholders’ equity under U.S. GAAP	2,147,730	2,317,997	1,831,433	1,890,943	1,958,154
Share-based payments (see Note 1)	523	3,924	7,126	787	(3,420)
Capitalization of development costs (see Note 2)	113,451	110,749	120,344	138,424	157,900
Convertible subordinated notes (see Note 3)	29,239	27,019	2,894	—	—
Income taxes (see Note 4)	—	—	—	8,852	9,186

Shareholders’ equity under IFRS	2,290,943	2,459,689	1,961,797	2,039,006	2,121,820
Notes to the reconciliation from U.S. GAAP to IFRS
Note 1 Share-based Payments
Under IFRS, ASML applies IFRS 2, “Share-based Payments” beginning from January 1, 2004. In accordance with IFRS 2, ASML records as an expense the fair value of its share-based payments with respect to stock options granted to its employees after November 7, 2002.
Under U.S. GAAP, until December 31, 2005, ASML accounted for stock option plans using the intrinsic value method in accordance with APB 25 “Accounting for stock issued to employees” and provided pro forma disclosure of the impact of the fair value method on net income and earnings per share in accordance with SFAS No. 123 “Accounting for Stock Based Compensation”. As of January 1, 2006, ASML applies SFAS No. 123(R) “Share-Based Payment” which is a revision of SFAS No.123. SFAS 123(R) requires companies to recognize the cost of employee services received in exchange for awards of equity instruments based upon the grant-date fair value of those instruments.
Note 2 Capitalization of development costs
Under IFRS, ASML applies IAS 38, “Intangible Assets”. During the second half of 2004, ASML made changes to its administrative systems in order to provide sufficient information to comply with IFRS beginning from January 1, 2005. Sufficient reliable information to account for capitalization of development expenditures under IFRS before January 1, 2005 is not available. Under IAS 38, capitalized development expenditures are amortized over the expected useful life of the related product generally ranging between 2 and 3 years. Amortization starts when the developed product is ready for volume production.
Under U.S. GAAP, ASML applies SFAS No. 2, “Accounting for Research and Development Costs”. In accordance with SFAS No. 2, ASML charges costs relating to research and development to operating expense as incurred.

Note 3 Convertible Subordinated Notes
Under IFRS, ASML applies IAS 32 “Financial instruments: Disclosure and presentation” and IAS 39 “Financial instruments: Recognition and measurement” beginning from January 1, 2005. In accordance with IAS 32 and IAS 39, ASML accounts separately for the equity and liability component of its convertible notes (“Split accounting”). The equity component relates to the grant of a conversion option to shares to the holder of the bond. Split accounting results in additional interest charges.
Under U.S. GAAP, ASML accounts for its convertible bonds as a liability at the principal amount outstanding. As of December 31, 2007 ASML has no Convertible Subordinated Notes outstanding.
Note 4 Income taxes
Under IFRS, ASML applies IAS 12, “Income Taxes” beginning from January 1, 2005. In accordance with IAS 12, unrealized net income resulting from intercompany transactions that is eliminated from the carrying amount of assets on consolidation gives rise to a temporary difference for which deferred taxes must be recognized on consolidation. The deferred taxes are calculated based on the tax rate applicable in the purchaser’s tax jurisdiction.
Under U.S. GAAP, the elimination of unrealized net income from intercompany transactions that are eliminated from the carrying amount of assets on consolidation, give rise to a temporary difference for which prepaid taxes must be recognized on consolidation. Contrary to IFRS, the prepaid taxes under U.S. GAAP are calculated based on the tax rate applicable in the seller’s tax jurisdiction.
“Safe Harbor” Statement under the US Private Securities Litigation Reform Act of 1995: the matters discussed in this document may include forward-looking statements, including statements made about our outlook, realization of backlog, IC unit demand, financial results, average sales price, gross margin and expenses. These forward looking statements are subject to risks and uncertainties including, but not limited to: economic conditions, product demand and semiconductor equipment industry capacity, worldwide demand and manufacturing capacity utilization for semiconductors (the principal product of our customer base), competitive products and pricing, manufacturing efficiencies, new product development and customer acceptance of new products, ability to enforce patents and protect intellectual property rights, the outcome of intellectual property litigation, availability of raw materials and critical manufacturing equipment, trade environment, changes in exchange rates and other risks indicated in the risk factors included in ASML’s Annual Report on Form 20-F and other filings with the US Securities and Exchange Commission.

1	All quarterly information in this press release is unaudited.

2	The calculation of diluted net income per ordinary share assumes conversion of our Subordinated Notes as such conversions would have a dilutive effect.

3	The calculation of diluted net income per ordinary share assumes the exercise of options issued under ASML stock option plans as such exercises would have a dilutive effect.

4	As of January 1, 2008 ASML accounts for award credits offered to its customers as part of a volume purchase agreement using the deferred revenue model. Until December 31, 2007 the cost accrual method was used. This change in accounting policy was made because the deferred revenue model better reflects the business rationale. In addition the International Financial Reporting Interpretation Committee concludes in interpretation 13 (IFRIC 13 “Customer Loyalty Programmes”) that the deferred revenue model is the appropriate accounting treatment. Comparative figures for 2007 were adjusted to reflect this change in accounting policy. The impact of this change on equity as per January 1, 2007 amounted to EUR 8.1 million (decrease) and on net income for the year 2007 and the first quarter of 2008 amounted to EUR 8.6 million (decrease) and EUR 0.1 million (increase) respectively.